Mail Stop 3561

July 1, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

Re: Raytheon Company
File No. 001-13699
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the quarter ended March 29, 2009

Dear Mr. Wajsgras:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 7. Managements Discussion and Analysis page 31

Consolidated Results of Operations page 41

1. We note from your introduction paragraph that you generally discuss changes in sales in terms of volume, which you define as increases or decreases in revenue related to varying production activity or service levels on individual contracts. We also note that you generally express changes in segment operating income in terms of volume or changes in program performance, with program performance typically associated with revisions to total estimated costs at completion. While we acknowledge that it is beneficial to

investors to understand that changes in sales and operating income were due to changes in volume or changes in program performance, respectively, it is also important to investors to understand what caused the change in volume or the change in program performance. For example, you disclose that the Network Centric Systems' operating income increased in 2007 due to $98 million of improved program performance but you do not explain the underlying reason why program performance improved. As such, in future filings please discuss and analyze the underlying reasons for these changes. Please provide us with a copy of your intended revised disclosure.

2. In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and operating margin, respectively. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material. Please provide us with a copy of your intended revised disclosure.

3. Similar to the above comment, please revise to discuss and analyze administrative and selling expenses and research and development expenses for each segment to the extent material. Please provide us with a copy of your intended revised disclosure.

Form 10-Q: For the quarter ended March 29, 2009

Item 1. Consolidated Financial Statements page 4

Note 6.Noncontrolling Interests page 8

1. We note that you have adopted SFAS 160 for the non-controlling interest in TRS LLC. Please explain to us in further detail how you applied the adoption of SFAS 160 to your investment in TRS and TRS LLC. Please specifically address how the adoption of SFAS 160 resulted in a decrease of $162 million to both the equity investment in TRS and the non controlling interest in TRS LLC as of December 31, 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief